CLIFFORD CHANCE US LLP

August 20, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: iShares Diversified Alternatives Trust

Ladies and Gentlemen:

On behalf of Barclays Global Investors International, Inc., in its capacity as sponsor of the iShares Diversified Alternatives Trust, a trust to be formed under the provisions of the Delaware Statutory Trust Act (the “Trust”), transmitted herewith for filing pursuant to Regulation S-T via the Securities and Exchange Commission’s EDGAR system is a registration statement on Form S-1 for the registration of 20,000 shares to be issued by the Trust.

The filing fee of $39.30 pursuant to Rule 457(o) of the Securities Act of 1933, as amended, has been wire-transferred in compliance with 17 C.F.R.202.3a.

If you have any comments or questions regarding this filing, you may contact me at 212-878-8075 or Inna Zaychik at (212) 878-3323.

Very truly yours,

/S/ DAVID YERES
David J. Yeres